Filed Pursuant to Rule 433
Registration No. 333-172528
May 18, 2011

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 18, 2011)
Issuer:	Alabama Power Company
Security:	Series 2011B 3.950% Senior Notes due June 1, 2021
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$200,000,000
Initial Public Offering Price:	99.786%
Maturity Date:	June 1, 2021
Treasury Benchmark:	3.125% due May 15, 2021
US Treasury Yield:	3.156%
Spread to Treasury:	+82 basis points
Re-offer Yield:	3.976%
Coupon:	3.950%
Make-Whole Call:	T+12.5 basis points
Interest Payment Dates:	June 1 and December 1 of each year, beginning December 1, 2011
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	010392 FE3
Trade Date:	May 18, 2011
Expected Settlement Date:	May 24, 2011 (T+4)
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC Scotia Capital (USA) Inc.
Co-Manager:	Morgan Keegan & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, BNY Mellon Capital Markets, LLC toll free at 1-800-269-6864, Goldman, Sachs & Co. toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.